UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 26, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI ANNOUNCES TROPICANA GOLD PROJECT ORE RESERVE INCREASE**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

26 July 2011

TROPICANA GOLD PROJECT ORE RESERVE INCREASE

The Ore Reserve estimate for the Tropicana Gold Project in Western Australia has increased by 540,000 ounces.

The Tropicana Gold Project, 330 kilometres east-northeast of Kalgoorlie, is part of the Tropicana Joint Venture, owned by AngloGold Ashanti Australia Ltd (70% and manager) and Independence Group NL (30%).

The Mineral Resource and Ore Reserve at Tropicana was updated as at June 30, 2011, to reflect recent increases in the gold price and changes to the resource model through increased drill density in the Havana South and Boston Shaker zones.

The Measured, Indicated and Inferred Mineral Resource estimate increased slightly to 78.6 million tonnes grading 2.12 grams Au per tonne containing 5.36 million ounces of gold, while the Ore Reserve estimate increased more significantly to 56.4 Mt grading 2.16 g/t Au containing 3.91 Moz of gold (see *Table 1*).

Table 1

100% Basis	Mineral Resource			Ore Reserve		
	Mt	g/t	Moz	Mt	g/t	Moz
Dec - 10	76.5	2.15	5.28	47.9	2.19	3.37
Jun - 11	78.6	2.12	5.36	56.4	2.16	3.91
Change	**2.2**	**-0.03**	**0.08**	**8.4**	**-0.03**	**0.54**

The increased Ore Reserve estimate was primarily due to the inclusion of the Boston Shaker pit, which added 243,000 oz, and conversion of Inferred Resources into Indicated status at Havana South, which added a further 257,000 oz Au. The use of higher gold prices (see *Table 2*) also had a positive impact.

Table 2

Gold Price	Mineral Resource			Ore Reserve		
	US$	A$	A$/US$	US$	A$	A$/US$
Dec – 10	1100.0	1309.5	0.84	880.0	1100.0	0.80
Jun – 11	1600.0	1400.0	1.14	1100.0	1210.0	0.91
Change	**500.0**	**90.5**	**0.30**	**220.0**	**108.8**	**0.11**

The majority of drilling included in the estimate was infill drilling, and as such, the changes to the Mineral Resource are relatively small, largely reflecting changes in the gold price and cut-off grade.

Drilling is continuing in the Swizzler area (between the Tropicana and Havana pits) and at Havana Deeps. A pre-feasibility study is being carried out on open pit and underground mining options of the Havana Deeps mineralisation and is anticipated to add to Mineral Resource.

The Boards of AngloGold Ashanti and Independence approved development of the Tropicana Gold Project in November last year. Based on Mineral Resource and Ore Reserve estimates at that time, the approved project was to produce between 470,000-490,000 ounces of gold per annum in its first three years of production and would average 330,000-350,000 oz pa over the life of the operation, which was estimated to be at least 10 years. Cash costs were forecast to be A$580/oz-A$600/oz in the first three years.

The effect of increases in Mineral Resource and Ore Reserves since November 2010 has not been reflected in these production or cash cost forecasts.

The capital cost, including pre-production expenditure, is estimated to be A$690-A$740 million (real).

Construction of 220 kilometres of new road from Pinjin to Tropicana began in the June quarter and detailed engineering design is underway, ahead of plant construction starting in early 2012.

The project remains on schedule to pour first gold in the December quarter of 2013.

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Andrea Maxey (Investors & Media)	+61 8 9425 4603	/	+61 400 072 199	amaxey@anglogoldashanti.com.au
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

JORC Compliance: The information in this report that relates to Ore Reserves is based on information compiled by Marek Janas, a full time employee of AngloGold Ashanti Australia Ltd, who is a member of the AusIMM. Marek Janas has sufficient experience relative to the type and style of mineral deposit under consideration, and to the activity which has been undertaken, to qualify as a Competent Person (or Recognised Mining Professional) as defined in the 2004 Edition of the JORC Code. Marek Janas consents to the release of this reserve based on the information in the form and context in which it appears.

The information in this report that relates to Mineral Resources is based on information compiled by Mark Kent, a full-time employee of AngloGold Ashanti Australia Ltd, who is a member of the AusIMM. Mark Kent has sufficient experience relative to the type and style of mineral deposit under consideration, and to the activity which has been undertaken, to qualify as a Competent Person (or Recognised Mining Professional) as defined in the 2004 Edition of the JORC Code. Mark Kent consents to the release of this resource based on the information in the form and context in which it appears.

The information in this report that relates to Exploration Results is based on information compiled by Mark Doyle, a full-time employee of AngloGold Ashanti Australia Ltd, who is a member of the AusIMM. Mark Doyle has sufficient experience relative to the type and style of mineral deposit under consideration and to the activity that has been undertaken, to qualify as a Competent Person (or Recognised Mining Professional) as defined in the 2004 Edition of the JORC Code. Mark Doyle consents to the release of this resource based on the information in the form and context in which it appears.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 26, 2011

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary